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SEC FILE NUMBER
8-33980

SEC Mail Processing
SEP 2 7 2024
Washington, DC

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/01/23 (MM/DD/YY) AND ENDING 06/30/24 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Chauner Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

666 Dundee Road, Suite 903
(No. and Street)

Northbrook	IL	60062
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sarah Cyphers	847-509-8880 x2	sarah@chaunersecurities.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Rubio CPA, PC
(Name – if individual, state last, first, and middle name)

3500 Lenox Rd NE, Suite 1500	Atlanta	GA	30326
(Address)	(City)	(State)	(Zip Code)

	3514
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sarah Cyphers, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Chauner Securities, Inc., as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Official Seal
DARA LYNNE OWEN
Notary Public, State of Illinois
Commission No. 981661
My Commission Expires November 20, 2027

Signature: [signature]

Title:
President

[signature]
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Chauner Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Chauner Securities, Inc. (the "Company") as of June 30, 2024, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented

in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2023.

September 24, 2024
Atlanta, Georgia

Rubio CPA, PC
Rubio CPA, PC

CHAUNER SECURITIES, INC.

Northbrook, IL

Statement of Financial Condition
June 30, 2024

ASSETS

Assets		
Cash and cash equivalents	$	244,950
Due from registered representatives		4,000
Due from related party		1,157
Accounts receivable		464
Other		983
Total Assets	$	251,554

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Due to related party	$	220,619
Commissions Payable		36
Total Liabilities		220,655
Stockholder's Equity		
Common stock, $.01 par value; 10,000 shares authorized, 1,000 shares issued and outstanding		10
Additional paid in capital		9,990
Retained earnings		20,899
Total Stockholder's Equity		30,899
Total Liabilities and Stockholder's Equity	$	251,554

The accompanying notes to financial statements are an integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

Statement of Operations
Year Ended June 30, 2024

REVENUES		
Private placement fees	$	1,667,236
Mutual fund fees		25,503
Fees from registered representatives		14,500
Interest and dividends		4,530
Reimbursed expenses		21,394
Total Revenues		1,733,163
EXPENSES		
Commissions		1,136,190
Compensation and benefits		346,061
Technology and communications		47,718
Occupancy		16,964
Other		172,344
Total Expenses		1,719,277
Net income before income taxes	$	13,886
Income taxes		-
Net Income	$	13,886

The accompanying notes to financial statements are an integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2024

	Common Stock	Additional Paid In Capital	Retained Earnings	Total Stockholder's Equity
Balance, July 1, 2023	$ 10	$ 9,990	$ 7,013	$ 17,013
Net Income	-	-	13,886	13,886
Balance, June 30, 2024	$ 10	$ 9,990	$ 20,899	$ 30,899

The accompanying notes to financial statements are an integral part of these statements

CHAUNER SECURITIES, INC.

Northbrook, IL

Statement of Cash Flows
Year Ended June 30, 2024

Cash Flows from Operating Activities:		
Net Income	$	13,886
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Due from registered representative	$	(1,500)
Due from related party		(1,157)
Accounts receivable		2,163
Other asset		(21)
Commissions payable		36
Due to related party		129,489
Net cash provided by operating activities		142,896
Cash and cash equivalents, beginning of year		102,054
Cash and cash equivalents, end of year	$	244,950

The accompanying notes to financial statements are an integral part of these statements

Note 1 – Organization and Summary of Significant Accounting Policies

Chauner Securities, Inc. (the "Company") is an Illinois corporation incorporated on April 10, 1985. The Company is a non-carrying broker dealer with no client securities or funds physically held or under the control of the Company. The Company's primary business is the structuring and marketing of private real estate securities. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). Effective March 19, 2024, all of the Company's shares were assigned to a trust for which the Company's President serves as the lone trustee.

Cash and Cash Equivalents

The Company considers all cash and money market instruments with maturity dates of 90 days or less at the time of purchase as cash equivalents in the financial statements. The Company maintains its cash deposits in high credit quality financial institutions. Balances at times may exceed federally insured limits.

Accounts Receivable

Accounts receivable are non-interest-bearing uncollateralized obligations receivable in accordance with the terms agreed upon with each customer. The Company regularly reviews its accounts receivable for any uncollectible amounts. The review for uncollectible amounts is based on an analysis of the Company's collection experience, customer credit worthiness, and current economic trends. Based on management's review, no allowance for credit losses is considered to be necessary.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue from Contracts with Customers

Revenue from contracts with customers includes private placement fees and mutual fund fees. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 1 – Organization and Summary of Significant Accounting Policies (continued)

Private Placement Fees

The Company recognizes private placement fees upon the sale of each interest in an offering as this satisfies the only performance obligation identified by the Company.

Mutual Fund Fees

Mutual funds or pooled investment vehicles (collectively, "funds") have entered into agreements with the Company to distribute/sell its shares to investors. The Company may receive distribution fees paid by the funds upfront, over time, or as a combination thereof. The Company believes its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually quarterly or monthly.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the ratio of aggregated indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2024, the Company had net capital of $22,529 which was $7,819 in excess of its required minimum net capital of $14,710. At June 30, 2024, the ratio of aggregate indebtedness to net capital was 9.79 to 1.

Note 3 - Related-Party Activity

The Company has an expense sharing agreement with an entity under common control. Under the terms of this agreement, the Company pays the related entity for its share of personnel, office space, technology and other administrative services. The Company expensed a total of $467,052 of such costs during the year ended June 30, 2024. The total amount due to the related entity of $220,619 at June 30, 2024 arose from this agreement.

The Company's receivable from this related entity at June 30, 2024 of $1,157 arises from the related entity's erroneous receipt of an amount that was due to the Company.

Financial position and results of operations could differ from the amounts in the accompanying financial statements if this agreement did not exist.

Note 4 - Income Taxes

The Company is a C corporation for tax purposes and is subject to income tax under the appropriate sections of the Internal Revenue Code and various sections of the state income tax statutes.

The Company has adopted the provisions of FASB Accounting Standards Codification 740-10, Accounting for Uncertainty in Income Taxes. Under FASB ASC 740-10, the Company is required to evaluate each of its tax positions to determine if they are more likely than not to be sustained if the taxing authority examines the respective position. The Company has evaluated each of its tax positions and has determined that it has no uncertain tax positions for which a provision or liability for income taxes is necessary.

The Company records deferred tax assets and liabilities based on differences between the financial reporting and tax bases of assets and liabilities, which are measured using the enacted tax rates and laws in effect when the differences are expected to be reversed.

The provision for income taxes is recorded as the current tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

The provision for income tax consists of the following components:

	2024
Current income tax expense	-
Deferred income tax benefits	-
Total provision for income taxes	-

Income tax expense differs from the amount determined by applying the statutory income tax rate to pretax income primarily due to the realization of net operating loss carryforwards.

As of June 30, 2024, the Company has a net operating loss carryforward for income tax purposes that may be used to reduce taxable income of future years of approximately $68,000. A deferred tax asset from the net operating loss carryforward of approximately $20,000 at June 30, 2024 has been fully reserved as there is less than a 50% probability that it will be realized.

Note 5 – Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at June 30, 2024.

Note 6 – Subsequent Events

The Company evaluated subsequent events through the date the financial statements were issued.

Note 7 – Concentrations

During the year ended June 30, 2024, the Company had four customers that accounted for approximately 87% of private placement fees revenue.

CHAUNER SECURITIES, INC.

Northbrook, IL

Year Ended June 30, 2024

SCHEDULE I: COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1

Computation of Basic Net Capital Requirement:		
Stockholder's equity	$	30,899
Deductions:		
Due from registered representative		4,000
Due from related party		1,157
Accounts receivable		464
Other asset		983
Net Capital before haircuts	$	24,295
Haircuts on money market funds		1,766
Net Capital		22,529
Minimum net capital requirement (greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$	14,710
Net Capital in excess of minimum requirement	$	7,819
Aggregate Indebteness		220,655
Ratio of aggregate indebtedness to net capital		9.79 to 1

There are no material differences between the proceeding computation and the Company's corresponding unaudited Part II of Form-X-17A-5 as of June 30, 2024.

SCHEDULE II: COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Reserve Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities, and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5.

SCHEDULE III: INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Possession or Control Requirements pursuant to Rule 15c3-3 is not applicable as the Company does not hold customer funds or securities, and the Company's activities are limited to those contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R §240.17a-5

CHAUNER SECURITIES, INC.
EXEMPTION REPORT
SEC Rule 17a-5

August 15, 2024

To Whom It May Concern:

Chauner Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R 240.15c3-3, and
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. 240.17a-5 because the Company limits its business activities exclusively to: (1) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (2) receiving trails and 12b-1 fees from sales of unregistered mutual funds (3) acting as managing broker dealer for private placement offerings including REITS, and the Company: (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Signed:

Sarah Cyphers

Sarah Cyphers

Chief Compliance Officer

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Stockholder of
Chauner Securities, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Chauner Securities, Inc. and the SIPC, solely to assist you and SIPC in evaluating Chauner Securities, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024. Chauner Securities, Inc.'s management is responsible for its Form SIPC-7 and for its compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed, and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;
2) Compared the Total Revenue amount reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024, with the Total Revenue amount reported in Form SIPC-7 for the year ended June 30, 2024, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on Chauner Securities, Inc.'s compliance with the applicable instructions of the Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of Chauner Securities, Inc. and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

September 24, 2024
Atlanta, GA

Rubio CPA, PC
Rubio CPA, PC

RUBIO CPA, PC

CERTIFIED PUBLIC ACCOUNTANTS

3500 Lenox Road NE
Suite 1500
Atlanta, GA 30326
770-690-8995

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Chauner Securities, Inc.

We have reviewed management's statements included in the accompanying Broker Dealers Annual Exemption Report in which (1) Chauner Securities, Inc. did not claim an exemption from Rule 15c3-3 in reliance upon Footnote 74 of the 2013 Release, (2) Chauner Securities, Inc. stated that it conducted business activities involving effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company, receiving trails and 12b-1 fees from sales of unregistered mutual funds, and acting as managing broker dealer for private placement offerings including REITs throughout the year ended June 30, 2024, without exception, and (3) Chauner Securities, Inc. stated that Chauner Securities, Inc. met the identified conditions for such reliance throughout the most recent fiscal year without exception. Chauner Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Chauner Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Footnote 74 of the 2013 Release.

September 24, 2024
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC